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                              December 14, 2023

       Al Lopez
       Chief Executive Officer
       IB Acquisition Corp.
       2500 N Military Trail, Suite 160-A
       Boca Raton FL 33431

                                                        Re: IB Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 17,
2023
                                                            File No. 333-275650

       Dear Al Lopez:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that you will have 18 months from the closing of the initial public offering to
consummate your initial business combination. Please clarify, if true, that you may amend your
organizational documents to extend your business combination deadline. If there are
reasons why you cannot or will not seek shareholder approval to extend such deadline,
please state so. Please add similar clarification elsewhere in your filing where you
describe the deadline.
   2. We note your disclosure on page 8 that the board could determine to modify your bylaws to "reduce the number
of shares required to be present at a meeting of our stockholders"
                                                        and that this would
result in it being significantly more likely that your initial business combination would be
approved. Please revise the cover page to reflect this
                                                        option. Further, we
note your disclosure that "if only the minimum number of
                                                        stockholders required
to be present ... are present at such meeting, in addition to the founder shares and
private placement shares held by our sponsor and the 350,000
 Al Lopez
FirstName LastNameAl
IB Acquisition Corp. Lopez
Comapany14,
December   NameIB
              2023 Acquisition Corp.
December
Page 2    14, 2023 Page 2
FirstName LastName
         Representative shares held by I-Bankers, we would not need any of the 10,000,000 public shares to be voted in favor of our initial business combination in order to have such transaction approved." Please also revise the cover to reflect this disclosure.
The Offering
Redemption rights for public stockholders . . ., page 11

3. We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise here, and elsewhere, to disclose whether the shareholders will be permitted to redeem their shares regardless of whether they abstain, vote for, or against, the proposed transaction or whether they must vote against it.
Conflicts of Interest, page 16

4. Please expand your discussion regarding how certain of your sponsor's members are associated with I-Bankers to also disclose the M&A fee and finder fee. Risk Factors
We may engage our underwriters or one of their respective affiliates..., page
20

5. Please revise to reconcile your disclosure here, which states that you "may" engage your underwriter or their affiliates to provide additional services such as arranging debt financing transactions, with your disclosures elsewhere, including your disclosure on page
         93 that you have already engaged I-Bankers to assist you with various matters, including to introduce you to potential investors. You also state that you will pay I-Bankers a finder fee of 1% of the consideration issued to the target. Please revise your disclosures throughout, including your discussions regarding conflicts of interest, to also highlight this fee. We also note your disclosure that fees paid to your underwriter or its affiliates will be based on arm's length negotiations. Given the significant relationship between you and your underwriter, please revise to describe the negotiations resulting in these fees, and explain why you consider such negotiations were conducted on an arm's length basis.
         State whether Ms. Panigone was involved with such negotiations (as we note your disclosure of her former experience with I-Bankers), and explain how any future negotiations will be conducted on an arm's length basis. Additionally, please expand the risk factor to disclose the risks associated with negotiating with your affiliated entities.
We may be unable to obtain additional financing to complete our initial business combination. .
.., page 32

6. Please revise to reconcile your statement here that you believe the net proceeds of this offering and the sale of the private placement units will be sufficient to allow you to complete your business combination, with your disclosures elsewhere stating that you anticipate targeting a business with an enterprise value of at least $500 million. Also, clearly disclose the impact of any future financings to you and investors. To the extent
 Al Lopez
FirstName LastNameAl
IB Acquisition Corp. Lopez
Comapany14,
December   NameIB
              2023 Acquisition Corp.
December
Page 3    14, 2023 Page 3
FirstName LastName
         you may utilize PIPE transactions, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating
the sponsor   s
         completion of the business combination or providing sufficient liquidity. Please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Additionally, clarify how you expect to pay for the M&A fee and the finder fee.
Provisions in our amended and restated articles of incorporation and Nevada law..., page 46

7. Please revise your introductory paragraph to highlight the forum provision discussed in the risk factor. Additionally, please expand to address the forum provision applicable to your rights, as discussed on page 97.
Management, page 83

8. Please provide disclosure regarding Feng Xiangkun's experience pursuant to Items 401(c)
         and (e) of Regulation S-K or otherwise advise. In addition, we note your statements that each of your officers and directors are members of your sponsor, that Ms. Panigone formerly worked at I-Bankers Direct, and that certain members of your sponsor are
         "associated persons" of I-Bankers and that these members own approximately over 52%
         of your sponsor. Please revise to clarify when her experience with I-Bankers occurred.
Principal Stockholders, page 90

9. We note your statement that Shelley Leonard is the manager of your sponsor. Please revise to clarify whether she exercises the voting and/or dispositive control with respect to the securities owned by I-B Good Works 4, LLC, and if not, please revise to disclose such natural person(s).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Al Lopez
IB Acquisition Corp.
December 14, 2023
Page 4

       Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,
FirstName LastNameAl Lopez
                                                         Division of
Corporation Finance
Comapany NameIB Acquisition Corp.
                                                         Office of Real Estate
& Construction
December 14, 2023 Page 4
cc:       Cavas S. Pavri, Esq.
FirstName LastName